Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)

The Combination of Actavis and Warner Chilcott
Creating a Global Specialty Pharmaceutical Leader
May 20, 2013
                                                                               1

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New
Actavis will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner
Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS
OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC
CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by
New Actavis, Actavis and Warner Chilcott through the website maintained by the
SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New
Actavis and Actavis will be available free of charge on Actavis' internet website at www.actavis.com or by contacting Actavis' Investor Relations
Department at (862) 261-7488. Copies of the documents filed with the SEC by
Warner Chilcott will be available free of charge on Warner Chilcott's internet website at www.wcrx.com or by contacting Warner Chilcott's Investor Relations
Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the
SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended
March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the
SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
                                                                               2

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis' estimated or anticipated future results or other non-historical facts are forward-looking statements that reflect Actavis' current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as "anticipate," "believe," "plan,"
"could," "should," "estimate," "expect," "forecast," "outlook," "guidance,"
"intend," "may," "might," "will," "possible," "potential," "predict," "project,"
or other similar words, phrases or expressions. It is important to note that
Actavis' goals and expectations are not predictions of actual performance.
Actual results may differ materially from Actavis' current expectations depending upon a number of factors affecting Actavis' business, Warner
Chilcott's business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of the acquisition of Warner Chilcott; subsequent integration of the acquisition of
Warner Chilcott and the ability to recognize the anticipated synergies and benefits of the acquisition; the receipt of required regulatory approvals for the acquisition of Warner Chilcott (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis' and Warner Chilcott's products; the impact of competitive products and pricing; access to available financing
(including financing for the acquisition of Warner Chilcott) on a timely basis;
maintaining a position in the Standard & Poor's 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis' and Warner Chilcott's products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing;
the availability and pricing of third party sourced products and materials;
successful compliance with governmental regulations applicable to Actavis' and
Warner Chilcott's facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis' consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis' periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis' Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis' other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.
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Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
The words "may," "might," "will," "should," "estimate," "project," "plan,"
"anticipate," "expect," "intend," "outlook," "believe" and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis' ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis' ability to promptly and effectively integrate Actavis' and Warner Chilcott's businesses;
the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject;
the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.
                                                                               4

The Benefits of Combining Actavis and Warner Chilcott

[] Creates Top 20 global pharmaceutical company by sales with substantial presence in generics and branded products

[] Actavis Specialty Brands Annual Revenues of ~$3bn

[] Augments Actavis Specialty Brands business in core areas of Women's Health and Urology

- Expands portfolio into Gastroenterology and Dermatology

[] Expect substantial operational synergies coupled with tax savings from overall tax structure benefits

- Redomicile as an Irish plc

[] Expected to be immediately accretive to non-GAAP earnings and strong operating cash flow provides opportunity to de-lever balance sheet

[] Expected to enhance combined company's credit profile
                                                                               5

Proposed Transaction Terms

0.160 shares of "New Actavis" equity

+ Assumption of $3.4 billion Warner Chilcott's Net Debt
--------------------------------------------------------------------------------

$8.5 billion Total Consideration

[] 43% premium to the unaffected share price*

[] Pro Forma Warner Chilcott ownership of ~23%

[] Anticipated to close by the end of 2013, subject to customary conditions including regulatory reviews and shareholder approvals

[] Actavis Management to lead combined company

* Under the terms of the Transaction Agreement, at closing Warner Chilcott shareholders will receive 0.160 shares of New Actavis for each Warner Chilcott share they own, which equates to a value of $20.08 per Warner Chilcott share based on Actavis' closing share price of $125.50 on May 17, 2013. This represents a 43 percent premium compared to Warner Chilcott's volume-weighted average trading price of $14.00 for the 30 day trading period ending on May 9,
2013 (the day before Warner Chilcott disclosed it was engaged in preliminary discussions with Actavis) and a 34 per cent premium to the Warner Chilcott closing share price on May 9, 2013 of $15.01. Based on the closing prices of
Actavis shares and Warner Chilcott shares on May 9, 2013 of $106.81 and $15.01 each respectively, the value of the consideration payable per Warner Chilcott share would be $17.09 which would represent a premium of 14 per cent over the
Warner Chilcott closing share price on such date.
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Warner Chilcott Overview

[] Leading specialty pharmaceutical company
- $2.4 billion LTM 3/31/13 Revenue
- Spun out of Warner Lambert in 1996

[] Corporate HQ in Dublin, Ireland
- ~2,100 employees; ~1,500 based in the United States, Puerto Rico and Canada
- US headquarters: Rockaway, NJ
- R & D & Manufacturing in Puerto Rico, Northern Ireland, Ireland, Germany

[] Focused on women's healthcare, gastroenterology, urology, and dermatology branded pharmaceutical therapeutic categories
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Financially Compelling Combination

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Commercially Compelling Combination

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Actavis Specialty Brands

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Warner Chilcott

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Stronger Combined Specialty Brands Franchise

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Combined Women's Health Pipeline

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Combined Small Molecule Pipeline Overview

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Corporate Redomicile

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[] A newly formed Irish plc ("New Actavis") acquires each of Actavis and
Warner
Chilcott in exchange for shares

- New Actavis is the publicly traded parent company (listed in the U. S.  on
NYSE)
- Actavis shareholders and Warner Chilcott shareholders each receive shares in
New Actavis (Actavis shareholders on a one-for-one    basis and Warner Chilcott
shareholders based on an exchange ratio of 0.160)
                                                                              15

Corporate Redomicile: Considerations

[] Receipt of New Actavis shares is taxable to Actavis shareholders but expected to be tax free for U.S. federal income tax purposes to Warner Chilcott shareholders

[] Regular U.S. merger process for ACT

- Proxy/Registration Statement; Majority approval by Actavis shareholders -
One-for-one exchange ratio for Actavis shareholders

[] Warner Chilcott acquisition subject to approval of Irish High Court and shareholder vote (Warner Chilcott shareholders receive New Actavis shares in exchange for Warner Chilcott shares)
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Achieving a Top 3 Position

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Proposed Transaction Benefits Summary

* Strong combined revenues of approximately $11 billion * Expected to be immediately accretive * More than $400 million in anticipated after-tax operational synergies and related cost reductions, and tax savings

* The majority of these are operational and are expected to be realized in
2014, with full effect during 2015 * These synergies exclude any potential revenue, manufacturing and interest rate synergies or savings

* Strong combined operating cash flow de-levers balance sheet to below 3.0x debt to adjusted EBITDA immediately at close * Favorable combined company tax rate of ~17%

Greater than 30% Accretive to 2014 Non-GAAP Earnings Per Share
                                                                              18

New Actavis -- Growth Profile
Growth Drivers 2014 through 2016

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Statement Required by the Irish Takeover Rules

The directors of Warner Chilcott accept responsibility for the information contained in this communication relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Actavis accept responsibility for the information contained in this communication other than that relating to Warner Chilcott and its
Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this communication, for which they accept responsibility, is in accordance with the facts and does not omit anything likely to affect the import of such information.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement.
Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law
(competent authority: BaFin -- Federal Financial Supervisory Authority) and
authorised and subject to limited regulation by the Financial Conduct
Authority. Details about the extent of Deutsche Bank AG's authorization and regulation by the Financial Conduct Authority are available on request.

BofA Merrill Lynch and Greenhill & Co. are acting exclusively for Actavis and no one else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Actavis for providing the protections afforded to clients of BofA Merrill Lynch or Greenhill & Co and for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

The statement that this acquisition is earnings accretive should not be interpreted to mean that the earnings per share in the current or any future financial period will necessarily match or be greater than those for the relevant preceding period.
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Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997,
Takeover Rules 2007, as amended (the "Irish Takeover Rules"), if any person is, or becomes, 'interested' (directly or indirectly) in, 1%, or more of any class of 'relevant securities' of Warner Chilcott or Actavis, all 'dealings' in any
'relevant securities' of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by not later than 3:30 p.m. (Dublin time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the 'offer period' otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an 'interest' in 'relevant securities' of Warner
Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all 'dealings' in
'relevant securities' of Warner Chilcott by Actavis or 'relevant securities' of
Actavis by Warner Chilcott, or by any of their respective 'associates' must also be disclosed by no later than 12 noon (Dublin time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed can be found on the Panel's website at www.irishtakeoverpanel.ie.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel's website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.
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